Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118
Phone: 713.439.8600
Fax: 281.582.5859
www.bakerhughes.com

Sandra E. Alford
Corporate Secretary
July 28, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Mr. H. Roger Schwall

Re:	Baker Hughes Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 3, 2010
Current Report on Form 8-K/A
Filed May 10, 2010
File No. 001-09397
Comment Letter dated July 23, 2010
Dear Mr. Schwall:
     Further to the telephone conversation on July 27, 2010 between Ms. Laura Nicholson of the Securities and Exchange Commission (the “Commission”) and our counsel, Ms. Christine LaFollette of Akin Gump Strauss Hauer & Feld LLP, Baker Hughes Incorporated (the “Company”) hereby respectfully requests an extension of time to respond to the above-referenced comment letter in order to respond to the letter thoroughly. The Company hereby represents that it will respond to the Commission’s comment letter of July 23, 2010 no later than Friday, August 20, 2010.
     If you have any questions, please contact me at 713-439-8673. Thank you for your consideration in this matter.

Sincerely yours, /s/ Sandra E. Alford
Sandra E. Alford

cc:	Parker Morrill, U.S. Securities and Exchange Commission
Laura Nicholson, U.S. Securities and Exchange Commission
Alan R. Crain, Baker Hughes Incorporated
Peter A. Ragauss, Baker Hughes Incorporated
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP
Stephanie Schroepfer, Fulbright & Jaworski L.L.P.